Filed by EMC Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LEGATO Systems, Inc.
Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“LEGATO”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a set of slides with a presentation EMC and its management made to the the analyst community.

Additional Information and Where to Find it

     On September 12, 2003, EMC filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) containing a definitive proxy statement/prospectus regarding the merger. Investors and security holders of EMC and LEGATO are urged to read the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO because they contain important information about EMC, LEGATO and the merger. Investors and security holders may obtain a free copy of the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO at the SEC’s website at www.sec.gov. Free copies of the registration statement, the proxy statement and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO’s filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

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Forward Looking Statements

This document contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire LEGATO Systems, Inc. (Nasdaq: LGTO) and Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s and Documentum’s filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this document.

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EMC Acquires Documentum October 14, 2003 Analyst Presentation

Discussion Transaction Overview Strategic Rationale Fit with EMC's Information Lifecycle Management Strategy Today's Challenges and Needs EMC's Vision and Capabilities Documentum Capabilities Integration Aspects

Documentum Acquisition - Overview Acquisition cost: approximately $1.7B Expected closing: 1Q, 2004 Subject to customary regulatory and shareholder approval Documentum background: Market focus: Intelligent and automated Enterprise Content Management solutions for unstructured data including documents, records, digital assets, collaborative content, compliance information, and web content Revenue: $227M in 2002; $285M in 2003(est.); 8 quarters of record revenue growth Customers: Over 2700 enterprise customers worldwide Sales/Channels: 573 customer facing personnel; 1155 employees worldwide; 550 strategic alliances and partners Product line: Recent product upgrades of enterprise content management platform (Documentum 5.2) and collaboration solution (v7)

EMC/Documentum Enabling ILM for Unstructured Data 80% of enterprise and government content is unstructured today (Enterprise Storage Group) Email attachments PDFs Checks X-rays Paper Documents Rich Media Web content Audio, Video, Images Records ILM for Unstructured Data - end-to end management from creation to disposal disposal disposal disposal Leadership and knowledge in protection, recovery, and management of storage infrastructure and information Leadership and knowledge in integrating content across the enterprise by structuring unstructured data

Documentum Acquisition - Strategic Rationale Relative to ILM Strategy: Significantly enhances EMC's ILM solutions by expanding capabilities into enterprise content management for unstructured data Combination of Documentum's ECM capability and knowledge of applications, data and business rules and EMC/Legato's storage infrastructure and data management expertise provides companies end-to-end heterogeneous ILM solutions for unstructured data delivering maximum value at the lowest TCO across the lifecycle Adds structure to unstructured data (80% of existing information) so customers can proactively manage their information across the enterprise Provides greater visibility and control of all content regardless of origin, content type, destination or language with a unified content platform and repository Tags information at point of creation to enable easy and quick indexing, tracking, access and retrieval by users across the lifecycle of data Enables the alignment of storage infrastructure with value of information

Market access: Deepens EMC's relationships in Global 2000 accounts Financial: EMC, Legato, and Documentum will have combined software license and support revenues in excess of $2B in 2003 Software: Complements and expands EMC's storage and information management software by adding content management capabilities for unstructured data. Documentum Acquisition - Strategic Rationale (cont.) Leading player in Enterprise Content Management market Most extensive modular suite of content management services Integrates with leading applications e.g. SAP, PeopleSoft, Oracle Synergistic combination of Documentum's content knowledge and EMC's comprehensive storage management knowledge enables companies to dynamically manage their data across the lifecycle based on data value Expands software sales channels capability Adds software "DNA"

Network Access The Evolving Computing Landscape Access capability IT Infrastructure Personal Devices Client interface Application processing Database management Information management Compute Networked Storage Data storage

Network Access The Evolving Computing Landscape Access capability IT Infrastructure Personal Devices Client interface Application processing Database management Compute Networked Storage Data storage Information management

Information Lifecycle Management Process Policy-based Alignment of Storage Infrastructure with Data Value Storage infrastructure that is Application & Lifecycle Aware Classify data / applications based on business rules Implement policies with information management tools AUTOMATED Manage storage environment FLEXIBLE Tier storage resources to align with data classes

The Information Lifecycle Environment Infrastructure Software Networked Storage Platforms Storage Management Services Data Management Content Management Information Management Software

The Information Lifecycle Environment Infrastructure Software Networked Storage Platforms Storage Management Services Data Management Content Management Information Management Software Application Services - High Availability - Monitoring - Automation Data Management Services - Protection - Copy Deletion - Archive Index and retrieval - Compression Replication & mirror Data Delivery Services - Provisioning - Virtualization Volume Mgmt. - Path Mgmt. Platform Services - Array Mgmt. - SAN Management Content Services Check In/Out - Data Tagging Audit - Compliance Tracking Single Instance

Infrastructure Software Networked Storage Platforms Storage Management Services Information Management Data Management Information Management Software Content Management Documentum is a Leading Player in the Enterprise Content Management Market 2002 Market Data (Content Management) 2002 Market Data (Content Management) 2002 Market Data (Content Management) Revenue Market Share IBM 164.2 23% FileNet 132.5 18% Documentum 87.8 12% Open Text 68.2 9% Interwoven 57.3 8% Hummingbird 51.4 7% Others 167.9 23% Total 729.3 100% Source: Gartner Dataquest (July 2003) Source: Gartner Dataquest (July 2003) Source: Gartner Dataquest (July 2003) Rapidly growing market (12% CAGR forecast thru 2007 - Source: Gartner 2002)

Records Management Key Product Areas for Content Management Digital Asset Management Collaboration Compliance/ Message Mgmt. Web Content Management Speeds time to Web and portals for business content and empowers non-technical contributors through easy-to-use tools for content creation and publishing Manages compliance with industry standards and regulations with controlled processes, audit trails, and adherence to policies and procedures Intelligently stores, manages and deploys all types of rich media, including graphics, audio, video, and presentations Provides automated records management procedures for the classification, declaration, retention, and disposition of records Document Management Enables companies to manage the processes surrounding the creation, use and distribution of documents Captures project content, context, and a preserved record of issues, resolutions, and decision logic within a secure and universally accessible virtual workspace

Documentum Has the Capability to Provide Visibility Into, and Manage, All Unstructured Enterprise Content... Enterprise Content Management EDM WCM DAM ERM CCM Documents Web Rich Media Fixed Content Documents Spreadsheets Contracts Drawings HTML SGML WML XML Code Forms Images Sound Video Presentations Reports Records Scanning Imaging Final Form Storage eMail Project Discussions Desktop Sharing Online Meetings eMail IM Collaboration Content Documentum Universal Content Repository

CRM, Self-Service Portals Service Knowledge Base Service Contracts Policies Customer Records Supply Chain & eProcurement Planning & Procurement Contracts Catalogs Bids & Proposals Bills of Material Research & Development Discovery & Design Research Notes Design Documents Recipes & Formulations Market Research Contract Mgmt, A/P, Financial Reporting Legal & Finance Asset Management Purchase Orders Invoicing Financial Reports MRP, PLM Production SOPs Specifications Contracts CAD Drawings Brand Mgmt, Web Sites, Sales Portals Sales & Marketing Marketing collateral Web Pages Press Releases Sales Tools Channel Enablement, SFA Distribution Product Avail. Product Info Invoices Partnership Records Across Major Enterprise Business Processes

Example - Content Management & CAS Synergy Business Requirements: Authorized access Retention and disposal policies Availability Compliance Medical record Enterprise Content Management EDM WCM DAM ERM CCM Check in/out Data tagging Audit/tracking Compliance assurance Patient record (object) store Data protection Data immutability Automated disposal Content Management Medical Records Management Example Content Addressable Storage

Data Management Software Market Infrastructure Software Networked Storage Platforms Storage Management Services Information Management Information Management Software Content Management Data Management 2002 Market Data (Data Replication/Tape Backup) 2002 Market Data (Data Replication/Tape Backup) 2002 Market Data (Data Replication/Tape Backup) Vendor Market Share EMC/ Legato 25% VRTS 23% IBM 17% CA 5% HPQ 4% Others 26% Total 100% Source: EMC; Gartner Dataquest (April 2003) Source: EMC; Gartner Dataquest (April 2003) Source: EMC; Gartner Dataquest (April 2003) 2002 Market Data (HSM/ Archive) 2002 Market Data (HSM/ Archive) 2002 Market Data (HSM/ Archive) Vendor Market Share IBM 38% EMC/ Legato 9.3% Princeton Softech 2.7% CA 2.5% Veritas 1.6% Others 28% Total 100% Source: Gartner Dataquest (April 2003) Source: Gartner Dataquest (April 2003) Source: Gartner Dataquest (April 2003)

Information Management Time Create Business Process Dispose Archive Migrate Access Protect Create Time Deployment of the Right Solution at the Right Time for the Right Information Based on Policies High Low Transactional Archive 24x7 Infrequent Immediate Days + Distribution profile Access rights High Low Retention Retrieval High Low Business Requirements Value Availability Recovery Security Cost Compliance Data value Data type Flexibility

Hardware Software Services IT Capabilities High end storage array Replication Mirroring Backup Consulting and Integration support ATA, Tape, CAS Archiving Mid-Tier storage array Recovery Volume Management HSM/content management Cost Information Management Deployment of the Right Solution at the Right Time for the Right Information Based on Policies Time Create Business Process Dispose Archive Migrate Access Protect Create Time Business Requirements Value

Storage Infrastructure Software Market Content Management 2002 Market Data (Storage Infrastructure) 2002 Market Data (Storage Infrastructure) 2002 Market Data (Storage Infrastructure) Vendor Market Share EMC/Legato 36.1% VRTS 15.4% HPQ 10.1% IBM 6.6% NTAP 5.5% Others 26.3% Total 100% Source: Gartner Dataquest (April 2003) Source: Gartner Dataquest (April 2003) Source: Gartner Dataquest (April 2003) Networked Storage Platforms Storage Management Services Information Management Data Management Information Management Software Content Management Infrastructure Software

Infrastructure Software - Transparency Storage Data Preservation Intelligent Network Data Delivery Server (Compute) Database management Application processing NAS Heads Metadata Servers Switches Network Storage Info management Data storage Mgmt Appliance

Networked Storage Platforms Market Content Management 2002 Market Data (Networked Storage) 2002 Market Data (Networked Storage) 2002 Market Data (Networked Storage) Vendor Market Share EMC/Legato 30.1% HPQ 23.3% IBM 9.5% NTAP 8% HDS 6.6% Others 22.5% Total 100% Source: IDC (March 2003) Source: IDC (March 2003) Source: IDC (March 2003) Infrastructure Software Storage Management Services Information Management Data Management Information Management Software Content Management Networked Storage Platforms

The New EMC Platform Family Broadest service levels Unique functionality Total networked storage: NAS, SAN, CAS Best in class, priced to market Designed for information lifecycle management >$3M <$10K DMX800 DMX1000 DMX2000 DMX3000 CX200 CX400 CX600 Celerra CNS Celerra NS600 Centera NetWin

where information lives
EMC² where information lives

EMC's Global Services

~7000 EMC storage services professionals


Services
Storage Management
Information Management Software
Content Management
Data Management
Infrastructure Software
Networked Storage Platforms

Information Solutions Consulting (ISC)

- Application / Data Classification
- Business Continuity Workshop
- Compliance Assessment
- Infrastructure Assessment
- Integration, Consolidation, Migration Services
- Business case definition

Technology Solutions Group (TSG)

- Global Practices
  - Networked Storage
  - Business Continuity
  - Open Software
- Insight Workshops
- Planning & Design
- Integration, Consolidation and Migration
- Project management
- Residency Services
- Managed Storage Services

© 2003 EMC Corporation. All rights reserved.

EMC Confidential
24

Storage Management Market Content Management 2002 Market Data (Storage Resource Management) 2002 Market Data (Storage Resource Management) 2002 Market Data (Storage Resource Management) Vendor Market Share EMC/Legato 46.2% CA 10.3% IBM 9.3% BMC 8.5% VRTS 5.2% Others 20.5% Total 100% Source: Gartner Dataquest (April 2003) Source: Gartner Dataquest (April 2003) Source: Gartner Dataquest (April 2003) Infrastructure Software Networked Storage Platforms Services Information Management Data Management Information Management Software Content Management Storage Management Source Notes: 1) VRTS includes Precise, acquired on 6/30/03; 2) EMC acquired a portion of BMC SRM offering on 7/2/03.

Storage Management - Greater Integration LAN Customer Application Servers Agents Storage SAN Host Mgmt Device Mgmt SRM Provisioning SAN Management Point Products LAN Customer Application Servers Storage SAN Agents ControlCenter

where information lives

EMC[2] where information lives

EMC/Legato & Documentum: Great Product Fit

EMC[2] / LEGATO / documentum

Enterprise SRM	Storage Resource Management	ControlCenter Family / VisualSAN / VisualSRM
Storage Infrastructure Software	Distributed File System	HighRoad
	Volume Mgmt. and Virtualization	PowerPath Volume Manager
	Application Monitoring and Availability (Clustering)	Application Availability Manager / Co-Standby Server
	Network Load Balancing	PowerPath
	On-Board Replication	SRDF / TimeFinder / SnapView / MirrorView / SANCopy
	Server-Based Replication	RepliStor
Information Management Software		
Data Management Software	Backup and Recovery	EDM; NetWorker
	Media Management	AlphaStor
	Replication Management	Replication Manager / Symmetrix Data Mobility Manager
	HSM and Archive	Avalon; **DiskXtender / ArchiveXtender**
Content Management Software	Document Management	Application-Xtender; Content Server, Content Intelligence Services, Content Services for Apps / Workflow Manager
	Records Management	Records Manager, Records Services for E-mail
	Digital Asset Management	Content Server, Rich Media Services
	Collaboration	OnCourse; eRoom / Real-Time Services
	Compliance/ Message Mgmt.	EmailXtender; Doc Control Manager / GXPharma
	Web Content Management	Content Exchange Services / Web Publisher

© 2003 EMC Corporation. All rights reserved.

EMC Confidential

27

EMC & Documentum: Integration aspects Documentum will be a division of EMC David DeWalt joins EMC as President of Documentum division and EVP of EMC Leadership Documentum's sales/distribution, led by David DeWalt, to remain independent to maintain the focus on this open software Will continue to leverage Documentum's strong channel partners and brand We will leverage our enterprise account presence and direct sales organization to accelerate revenue growth Go to market

Summary Market access: Deepens EMC's relationships in Global 2000 accounts Financial: EMC, Legato, and Documentum will have combined software license and support revenues in excess of $2B in 2003 Software: Complements and expands EMC's storage and information management software by adding content management capabilities for unstructured data. Relative to ILM Strategy: Significantly enhances EMC's ILM solutions by expanding capabilities into enterprise content management for unstructured data

Backup

Key Challenges of Information Management Information growth is relentless Information is more strategic than ever Information changes in value over time

EMC's Vision

Information Lifecycle Management Definition

Integrated Document Management Magic Quadrant

Documentum Is an Undisputed Leader in Content Management 0 10 20 30 40 50 60 70 Total Score (out of 90) Documentum FileNet Hummingbird Stellent OpenText Vignette Divine IBM / CM IBM / Lotus Interwoven Microsoft 'Ovum Evaluates Content Management' Ovum Research, 2002 'Documentum Takes Top Placement Meta Group, 2002 "What's Next in Content Management " Forrester Research 'Content Management Adapts to Changing Climate' Yankee Group, 2002